CREDIT SUISSE

December 15, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

 Re: Registration Statement on Form F-4 (Registration No. 333-268795)

To whom it may concern:

 Reference is made to the above-referenced registration statement (the "Registration Statement") of Ambipar Emergency Response (the "Issuer") under the Securities Act of 1933, as amended (the "Securities Act") with respect to a proposed business combination involving a merger, consolidation, exchange of securities, acquisition of assets, or similar transaction involving a special purpose acquisition company and one or more target companies (the "Transaction"). The Registration Statement has not yet been declared effective as of the date of this letter.

 This letter is to advise you that, effective as of July 5, 2022, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the Registration Statement as acting or agreeing to act with respect to the Transaction.

 Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the Securities Act, that none of our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

Sincerely,

CREDIT SUISSE SECURITIES (USA) LLC

By: Ryan Kelley   Digitally signed by Ryan Kelley
                   Date: 2022.12.15 12:44:19 -05'00'

Name: Ryan Kelley
Title: Director

cc: Thiago da Costa Silva, Ambipar Emergency Response
     Carlos Piani, HPX Corp.
     Ilir Mujalovic, Shearman & Sterling LLP
     Harald Halbhuber, Shearman & Sterling LLP
     Roberta Berliner Cherman, Shearman & Sterling LLP
     Grenfel S. Calheiros, Simpson Thacher & Barlett LLP
     J. Mathias von Bernuth, Skadden, Arps, Slate, Meagher & Flom LLP